

October 17, 2007

Mail Stop 7010

By U.S. Mail and facsimile (212) 547-5444

Peter Giacalone
Chief Executive Officer
180 Connect Inc.
6501 E. Belleview Avenue
Englewood, Colorado 80111

> **Re:** **180 Connect Inc.**
> **Registration Statement on Form S-3**
> **Filed September 26, 2007**
> **File No. 333-146337**

Dear Mr. Housman:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. It appears that the aggregate market value of your outstanding common stock held by non-affiliates is less than $75 million and your common stock is not listed and registered on a national securities exchange. Accordingly, you do not appear to currently satisfy the transaction requirements contained in General Instruction I.B.1 and I.B.3, respectively, to Form S-3 and are therefore ineligible to use this

form to register the shares underlying your outstanding warrants for resale. Please amend your registration statement onto a form you are eligible to use or alternatively provide us with a detailed written analysis addressing your eligibility to use Form S-3.

Signatures

2. Please revise to provide the signature of your controller or principal accounting officer, as required by Instruction 1 to the signature requirement for Form S-3.

3. We also note that the signatures of Messrs. Balter, Slasky, and Askowitz are pursuant to a power of attorney. Please note that Item 601(b)(24) of Regulation S-K requires that a power of attorney relate to a specific filing or amendment thereto and prohibits the filing of a general power of attorney applicable to multiple registration statements. If you intend to use a power of attorney to satisfy the Form S-3 signature requirement, please file a power of attorney applicable to this registration statement.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3760 with any questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mark Selinger
       McDermott Will & Emery LLP
       340 Madison Avenue
       New York, New York 10173